June 21, 2022

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Arrow Investments Trust, File Nos. 333-178164; 811-22638

Dear Sir/Madam:

On behalf of Arrow Investments Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 82 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register shares of a new fund, the Arrow Dynamic Adaptive Income ETF.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/

JoAnn M. Strasser

Senior Counsel, Thompson Hine LLP